SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29655; File No. 812-13669]

Russell Investment Management Company, <u>et al.</u>; Notice of Application

April 20, 2011

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

<u>Summary of Application</u>: Applicants request an order that would permit (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

<u>Applicants</u>: Russell Investment Management Company ("RIMCo"), Russell Exchange Traded Funds Trust ("Trust", formerly U.S. One Trust), Russell Financial Services, Inc. ("RFS") and ALPS Distributors, Inc. ("ALPS").

<u>Filing Dates</u>: The application was filed on July 2, 2009, and amended on August 31, 2009,

January 22, 2010, November 15, 2010, March 16, 2011, April 14, 2011, and April 20, 2011.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 13, 2011, and

should be accompanied by proof of service on applicants, in the form of an affidavit, or for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants, 1301 Second Avenue, 18th Floor, Seattle, WA 98101.

<u>For Further Information Contact</u>: Laura L. Solomon, Senior Counsel at (202) 551-6915, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust is organized as a Delaware statutory trust and is registered as an open-end

management investment company under the Act. The Trust initially will offer series described

in Exhibit C to the application ("Initial Funds") whose performance will correspond generally to the total return of a specified index consisting solely of equity and/or fixed income securities ("Underlying Index" or "Index").

2. Applicants request that the order apply to the Initial Funds and any additional series of the Trust and any other open-end management investment companies or series thereof, that may be created in the future and that track a specified equity and/or fixed income securities Underlying Index ("Future Funds").[1] Any Future Fund will be (a) advised by RIMCo or an entity controlling, controlled by, or under common control with RIMCo ("Adviser"), and (b) comply with the terms and conditions of the application. The Initial Funds and Future Funds, together, are the "Funds."[2]

3. RIMCo is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), and will serve as investment adviser to the Initial Funds. Any investment adviser to Future Funds will be registered as an investment adviser under the Advisers Act. The Adviser is a wholly-owned subsidiary of Frank Russell Company d/b/a Russell Investments ("Russell" or the "Index Provider") who may provide the Underlying Indexes for certain Funds. The Adviser may enter into sub-advisory agreements with one or more investment advisers each of which will serve as a sub-adviser to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered under the Advisers Act. RFS, a Washington corporation and a wholly-owned subsidiary of the Adviser, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). ALPS, a Colorado corporation, is a

---

[1] All entities that currently intend to rely on the order have been named as applicants. Any other entity that subsequently relies on the order will comply with the terms and conditions of the application. A Fund of Funds (as defined below) may rely on the order only to invest in Funds and Actively-Managed Funds (as defined below) and not in any other registered investment company.

[2] Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) before offering Shares.

broker-dealer registered under the Exchange Act. ALPS is not affiliated with RIMCo or its affiliates. RFS or ALPS will serve as the principal underwriter and distributor of the Funds (the "Distributor").

4. Each Fund will hold certain equity securities and/or fixed income securities ("Portfolio Securities") selected to correspond generally to the performance of a specified equity and/or fixed income Underlying Index. Each Initial Fund will track an Underlying Index of selected equity securities. The Funds may invest in equity securities ("Equity Funds") and/or fixed income securities ("Fixed Income Funds") traded in the U.S. or non-U.S. markets as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds and investment companies that invest primarily in short-term fixed income securities. Certain of the Underlying Indexes will be comprised solely of equity and/or fixed income securities of domestic issuers and non-domestic issuers meeting the requirements for trading in U.S. markets ("Domestic Indexes"). Other Underlying Indexes will be comprised solely of foreign equity and/or fixed income securities or a combination of domestic and foreign equity and/or fixed income securities ("Foreign Indexes"). Funds that track Domestic Indexes are referred to as "Domestic Funds" and Funds that track Foreign Indexes are referred to as "Foreign Funds." The Underlying Indexes are based on a proprietary, rules based methodology developed by Russell ("Index Composition Methodology"). The Index Composition Methodology, including the rules which govern the inclusion and weighting of securities in the Underlying Indexes, will be publicly available, including on Russell's website ("Website"). All components, weightings, additions and deletions from the Underlying Indexes will not only be publicly available, but will also be publicly announced prior to any changes being made. While the Index Provider may modify the

4

Index Composition Methodology in the future, it does not currently intend to do so. Any change

to the Index Composition Methodology would not take effect until the Index Provider had given

the public at least 60 days advance notice of the change and had given reasonable notice of the

change to the Calculation Agent. The "Calculation Agent" is the entity that, pursuant to an

agreement with Russell, is solely responsible for all Index maintenance, calculation,

dissemination and reconstitution activities.[3] The Calculation Agent is not, and will not be, an

affiliated person, or an affiliated person of an affiliated person, of the Funds, the Adviser, any

Sub-Adviser, the Distributor or any promoter of the Funds. The Indexes will be reconstituted on

a periodic basis at least annually and no more frequently than monthly.

     5.   Applicants state that the Index Personnel will not have any responsibility for the

management of the Funds. In addition, applicants have adopted policies and procedures

("Firewalls") that, among other things, are designed to prevent the Adviser, or any affiliated

person of the Adviser of a Fund, from having any advantage over other market participants with

respect to prior knowledge of companies that may be added to or deleted from the Index or from

the portfolios of any Funds that track the Underlying Indexes. Among other things, the Firewalls

prohibit anyone, including the Index Personnel from disseminating non-public information about

the Indexes, including potential changes to the Index Composition Methodology, to, among

others, the employees of the Adviser and any Sub-Adviser responsible for managing the Funds

or any Client Account (as defined below). A Client Account is any account, including any open-

---

[3] The Calculation Agent will determine the number, type and weight of securities that comprise each Index and will perform or cause to be performed all other calculations that are necessary to determine the proper make-up of each Index. The Calculation Agent will not disclose any information concerning the identity of companies that meet the selection criteria to the Adviser, any Sub-Adviser, the Funds or any other affiliated entities prior to the publication of such information on the Website. Certain employees of the Index Provider and its affiliates who have responsibility for the Underlying Indexes and Index Composition Methodology, as well as those employees of the Index Provider and its affiliates appointed to assist such employees in the performance of their duties ("Index Personnel") will monitor the results produced by the Calculation Agent on a periodic basis.

end registered investment company, separately managed account for institutional investors, privately offered fund that is not deemed to be an investment company in reliance on section 3(c)(1), 3(c)(7) or 3(c)(11) of the Act, or business development company that is a client of the Sub-Adviser. The Index Provider, the Adviser and any Sub-Adviser have or will have adopted policies, including Firewalls that prohibit personnel responsible for the management of the Funds and/or any Client Accounts from sharing any non-public information about the management of the Funds and any Client Account with the Index Personnel and Calculation Agent. Further, the Adviser and any Sub-Adviser have adopted and implemented, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules under the Advisers Act. The Adviser, any Sub-Adviser and Distributor also have adopted or will adopt a Code of Ethics as required under rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In addition, the Adviser and any Sub-Adviser has adopted or will adopt policies and procedures to detect and prevent insider trading as required under section 204A of the Advisers Act, which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act, Exchange Act, or rules and regulations under the Advisers Act and Exchange Act, of material non-public information.

6.   Applicants assert that certain potential conflicts of interest discussed in the application do not exist where the index creator is not an affiliated person, or an affiliated person of an affiliated person, of an exchange-traded fund or its investment adviser or any sub-adviser. Applicants assert that the representations and undertakings designed to prevent such potential conflicts of interest that relate to the transparency of the methodology for those Underlying

Indexes, and the establishment of certain policies and procedures to limit communication

between Index Personnel and employees of the Adviser and any Sub-Adviser shall not apply to

an "Unaffiliated Index Fund."[4]

7.   The investment objective of each Fund will be to provide investment results that

closely correspond to the total return of its Underlying Index.[5] The value of the Underlying

Index will be disseminated once each "Business Day," which is defined as any day that a Fund is

required to be open under section 22(e) of the Act, at the end of the Business Day. A Fund will

utilize either a replication or representative sampling strategy to track its Underlying Index. A

Fund using a replication strategy will invest in substantially all of the Component Securities in

its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund

using a representative sampling strategy will attempt to match the risk and return characteristics

of a Fund's portfolio to the risk and return characteristics of its Underlying Index. Applicants

state that use of the representative sampling strategy may prevent a Fund from tracking the

performance of its Underlying Index with the same degree of accuracy as would a Fund that

invests in every Component Security of the Underlying Index. Applicants expect that each Fund

---

[4] An "Unaffiliated Index Fund" refers to an open-end management investment company for which the Adviser serves as investment adviser, which will operate, function and trade as an exchange-traded fund in substantially the same manner as the Initial Funds, and where no entity that creates, compiles, sponsors, or maintains an Underlying Index is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Fund, the Adviser, the Distributor, promoter or any Sub-Adviser to a Fund.

[5] Applicants represent that each Fund will invest at least 80% of its assets (exclusive of collateral held from securities lending) in the component securities that comprise its Underlying Index ("Component Securities") or, in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBAs (as defined below) representing Component Securities, and in the case of Foreign Funds, in Component Securities and Depositary Receipts representing such Component Securities. Depositary receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of Applicants will serve as the depositary for any Depositary Receipts held by a Fund. Each Fund also may invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash, cash equivalents, other investment companies, and securities that are not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index.

will have a tracking error relative to the performance of its Underlying Index of less than 5%.

        8.   Creation Units are expected to consist of 50,000 Shares and to have an initial price in the range of $1,000,000 to $30,000,000. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the orders to the Funds. An Authorized Participant must be either (a) a broker-dealer or other participant in the continuous net settlement system of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC", and such participant, "DTC Participant"). Shares of the Fund generally will be sold in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of securities designated by the Adviser to correspond generally to the total return of the relevant Underlying Index (the "Deposit Securities"), together with the deposit of a specified cash payment ("Balancing Amount" and collectively with the Deposit Securities, "Portfolio Deposit"). The Balancing Amount is an amount equal to the difference between (a) the net asset value ("NAV") (per Creation Unit) of a Fund and (b) the total aggregate market value (per Creation Unit) of the Deposit Securities.[6] Each Fund may permit a purchaser of Creation Units to substitute cash in lieu of depositing some or all of the Deposit Securities if the method would reduce the Fund's transaction costs or enhance the Fund's operating efficiency. To preserve maximum efficiency and flexibility, a Fund reserves the right to accept and deliver Creation Units on a cash basis.

---

[6] Each Fund will sell and redeem Creation Units only on a Business Day. The Fund will make available on each Business Day, prior to the opening of trading on the listing Exchange, a list of the names and the required number of shares of each Deposit Security to be included in the Portfolio Deposit for each Fund. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Shares are listed will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association, an amount per individual Share representing the sum of the estimated Balancing Amount and the current value of the Deposit Securities.

9.	An investor acquiring or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[7] The Distributor also will be responsible for delivering the Fund's prospectus to those persons acquiring Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

10.	Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as a market maker (each, a "Market Maker") and maintain a market for Shares trading on the Exchange. Prices of Shares trading on an Exchange will be based on the current bid/offer market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

11.	Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs (which could include institutional investors). Exchange specialists also may purchase Creation Units for use in market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[8] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their

---

[7] Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities.

[8] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

12.	Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit generally will receive (a) Portfolio Securities designated to be delivered for redemptions ("Redemption Securities") on the date that the request for redemption is submitted and (b) a "Cash Redemption Payment," consisting of an amount calculated in the same manner as the Balancing Amount, although the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on that day. An investor may receive the cash equivalent of a Redemption Security in certain circumstances, such as if the investor is restrained from effecting transactions in the security by regulation or policy.[9] A redeeming investor may pay a Transaction Fee, calculated in the same manner as a Transaction Fee payable in connection with purchases of Creation Units.

13.	Applicants state that in accepting Deposit Securities and satisfying redemptions with Redemption Securities, the relevant Funds will comply with the federal securities laws, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933

---

[9] Applicants state that a cash-in-lieu amount will replace any "to-be-announced" ("TBA") transaction that is listed as a Deposit Security or Redemption Security of any Fund. A TBA transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA transactions will be equivalent to the value of the TBA transaction listed as a Deposit Security or a Redemption Security.

("Securities Act").[10] The specified Deposit Securities and Redemption Securities either

(a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not

correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and

Redemption Securities (i) consist of the same representative sample of Portfolio

Securities designed to generate performance that is highly correlated to the performance

of the Portfolio Securities, (ii) consist only of securities that are already included among

the existing Portfolio Securities, and (iii) are the same for all Authorized Participants on a

given Business Day.[11]

14.   Neither the Trust nor any individual Fund will be marketed or otherwise

held out as a traditional open-end investment company or a mutual fund. Instead, each

Fund will be marketed as an "ETF," an "investment company," a "fund," or a "trust." All

marketing materials that describe the features or method of obtaining, buying or selling

Creation Units or Shares traded on an Exchange, or refer to redeemability, will

prominently disclose that Shares are not individually redeemable and that the owners of

Shares may purchase or redeem Shares from the Fund in Creation Units only. The same

approach will be followed in investor educational materials issued or circulated in

connection with the Shares. The Funds will provide copies of their annual and semi-

annual shareholder reports to DTC Participants for distribution to shareholders.

---

[10] In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A.

[11] In either case, a basket of Deposit Securities and a basket of Redemption Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots, or (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants state that because Creation Units may always be purchased and redeemed at NAV, the market price of the Shares should not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

      4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

      5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve a Fund as a party and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in local markets for the foreign securities in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e)

14

in order to provide for payment or satisfaction of redemptions within the maximum number of

calendar days required for such payment or satisfaction in the principal local markets where

transactions in the Portfolio Securities of each Foreign Fund customarily clear and settle, but in

all cases no later than 14 calendar days following the tender of a Creation Unit.[12] With respect to

Future Funds that are Foreign Funds, applicants seek the same relief from section 22(e) only to

the extent that circumstances exist similar to those described in the application.

      8.   Applicants submit that section 22(e) was designed to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

state that allowing redemption payments for Creation Units of a Fund to be made within the

number of days indicated above up to a maximum of 14 calendar days would not be inconsistent

with the spirit and intent of section 22(e). Applicants state that the Statement of Additional

Information ("SAI") will disclose those local holidays (over the period of at least one year

following the date of the SAI), if any, that are expected to prevent the delivery of redemption

proceeds in seven calendar days, and the maximum number of days, up to a maximum of 14

calendar days, needed to deliver the proceeds for each affected Foreign Fund. Applicants are not

seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and

redemptions of Creation Units in-kind.

Section 12(d)(1)

      9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring securities of an investment company if such securities represent more

than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

---

[12] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade.

companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts") registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds or Actively-Managed Funds[13] (collectively, "Fund of Funds") to acquire Shares or shares of an Actively-Managed Fund beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit a Fund or Actively-Managed Fund and any principal underwriter for the Fund or Actively-Managed Fund, and any broker-dealer that is registered under the Exchange Act ("Broker") to sell Shares or shares, respectively, to Fund of Funds in excess of the limits of section 12(d)(1)(B).

11.   Each Investing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Fund of Funds Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each a "Fund of Funds Sub-Adviser"). Any investment adviser to a Fund of Funds will be

---

[13] The term "Actively-Managed Funds" as used in the application refers to exchange-traded funds that utilize active management investment strategies, are advised by an Adviser and in the same "group of investment companies" within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Funds.

registered under the Advisers Act. Each Investing Trust will be sponsored by a sponsor ("Sponsor").

12.	Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.	Applicants believe that neither the Fund of Funds nor a Fund of Funds Affiliate would be able to exert undue influence over the Funds or Actively-Managed Funds.[14] To limit the control that a Funds of Funds may have over a Fund or Actively-Managed Fund, applicants propose a condition prohibiting a Fund of Funds Adviser or a Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor ("Fund of Funds' Advisory Group") from controlling (individually or in the aggregate) a Fund or Actively-Managed Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or

---

[14] A "Fund of Funds Affiliate" is any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the investment adviser, promoter, or principal underwriter of a Fund or Actively-Managed Fund and any person controlling, controlled by or under common control with any of those entities.

portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser ("Fund of Funds' Sub-Advisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds or Actively-Managed Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund or Actively-Managed Fund) will cause a Fund or Actively-Managed Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, or employee is an affiliated person (except that any person whose relationship to the Fund or Actively-Managed Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act, will find that the advisory fees charged to the Investing Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund or Actively-Managed Fund in which the Investing Management Company may invest. In addition, except as provided in condition B.6, a Fund of Funds Adviser or a trustee ("Trustee") or Sponsor

of an Investing Trust will, as applicable, waive fees otherwise payable to it by the Fund of Funds

in an amount at least equal to any compensation (including fees received pursuant to any plan

adopted by a Fund or Actively-Managed Fund under rule 12b-1 under the Act) received by the

Fund of Funds Adviser, Trustee or Sponsor or an affiliated person of the Fund of Funds Adviser,

Trustee or Sponsor, from a Fund or Actively-Managed Fund in connection with the investment

by the Fund of Funds in the Fund or Actively-Managed Fund. Applicants state that any sales

charges or service fees charged with respect to shares of a Fund of Funds will not exceed the

limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[15]

      15.   Applicants submit that the proposed arrangement will not create an overly

complex fund structure. Applicants note that no Fund or Actively-Managed Fund may acquire

securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act

in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted

by exemptive relief from the Commission permitting the Fund or Actively-Managed Fund to

purchase shares of other investment companies for short-term cash management purposes. To

ensure that Funds of Funds comply with the terms and conditions of the requested relief from

section 12(d)(1), any Fund of Funds that intends to invest in a Fund or Actively-Managed Fund

in reliance on the requested order will enter into an agreement ("FOF Participation Agreement")

between the Fund or Actively-Managed Fund and the Fund of Funds requiring the Fund of Funds

to adhere to the terms and conditions of the requested order. The FOF Participation Agreement

also will include an acknowledgement from the Fund of Funds that it may rely on the requested

order only to invest in a Fund or an Actively-Managed Fund and not in any other investment

company.

---

[15] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

16.   Applicants also note that a Fund or an Actively-Managed Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares or shares of an Actively-Managed Fund in the secondary market, a Fund or Actively-Managed Fund would still retain its ability to reject initial purchases of Shares or shares, as the case may be, made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of section 12(d)(1)(A).

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("Second-Tier Affiliate"), from selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

18.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons of the Fund or Second-Tier Affiliates solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

19.   Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from acquiring or redeeming Creation Units through "in-kind" transactions. The deposit procedures for both in kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities. Portfolio Securities, Deposit Securities, Redemption Securities, and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer, except for the previously mentioned temporary periods where the Redemption and Creation Units differ to reflect changes in the Underlying Index. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or Second-Tier Affiliates, of a Fund to effect a transaction detrimental to other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

20.   Applicants also seek relief from section 17(a) to permit a Fund or Actively-Managed Fund that is an affiliated person, or affiliated person of an affiliated person of a Fund of Funds to sell its Shares, or shares in the case of an Actively-Managed Fund, to and redeem its

Shares, or shares, from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.[16] Applicants state that the terms of the transactions are fair and reasonable and do not involve overreaching. Applicants note that any consideration paid by a Fund of Funds for the purchase or redemption of Shares directly from a Fund, or of shares directly from an Actively-Managed Fund, will be based on the NAV of the Fund or Actively-Managed Fund.[17] Applicants believe that any proposed transactions directly between the Funds or Actively-Managed Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. Any investment by a Fund of Funds in Shares of Funds or shares of Actively-Managed Funds will be accomplished in accordance with the investment restrictions of any such Fund of Funds and will be consistent with the investment policies set forth in the Fund of Fund's registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund or Actively-Managed Fund to represent that the purchase of Creation Units from a Fund or Actively-Managed Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Fund's registration statement.

---

[16] To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund or Actively-Managed Fund), relief from section 17(a) would not be necessary. However, the requested relief would apply to in-kind transactions directly between Funds or Actively-Managed Funds and Funds of Funds. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund or Actively-Managed Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Fund or Actively-Managed Fund is also an investment adviser to the Fund of Funds.

[17] Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares or shares of an Actively-Managed Fund, or (b) an affiliated person of a Fund or an Actively-Managed Fund, or an affiliated person of such person, for the sale by the Fund of its Shares, or Actively-Managed Fund of its shares, to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   Exchange Traded Fund Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.   No Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for each Fund, which is and will be publicly accessible at no charge, will contain the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price in relation to the NAV, on a per Share basis, for each Fund.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange traded funds.

B.   Section 12(d)(1) Relief

1.   The members of a Fund of Funds' Advisory Group will not control (individually or in the aggregate) any Fund or Actively-Managed Fund within the meaning of section 2(a)(9) of the Act. The members of a Fund of Funds' Sub-Advisory Group will not control (individually

or in the aggregate) any Fund or Actively-Managed Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund or Actively-Managed Fund, a Fund of Funds' Advisory Group or a Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund or Actively-Managed Fund, it will vote its Shares of the Fund or Actively-Managed Fund, as the case may be, in the same proportion as the vote of all other holders of such shares. This condition does not apply to a Fund of Funds' Sub-Advisory Group with respect to a Fund or Actively-Managed Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund or an Actively-Managed Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Actively-Managed Fund or its Fund Affiliate, as the case may be.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or its Fund Affiliate or an Actively-Managed Fund or its Fund Affiliate, as the case may be, in connection with any services or transactions.

4.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund or an Actively-Managed Fund) will cause a Fund or an Actively-Managed Fund to purchase a security in an Affiliated Underwriting.

5.   Before investing in a Fund or an Actively-Managed Fund in excess of the limits in section 12(d)(1)(A), the Fund of Funds and the Fund or Actively-Managed Fund, as the case may be, will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund or shares of an Actively-Managed Fund in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund or the Actively-Managed Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund or the Actively-Managed Fund, as the case may be, a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund or the Actively-Managed Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund or the Actively-Managed Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

6.   The Fund of Funds Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund or an Actively-Managed Fund under rule 12b-1 under the Act) received from a Fund or an Actively-Managed Fund by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser,

Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or

Sponsor, or its affiliated person by the Fund or the Actively-Managed Fund, in connection with

the investment by the Fund of Funds in the Fund or Actively-Managed Fund. Any Fund of

Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly

or indirectly, by the Investing Management Company in an amount at least equal to any

compensation received from a Fund or an Actively-Managed Fund by the Fund of Funds Sub-

Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees

paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund or the Actively-

Managed Fund, as the case may be, in connection with the investment by the Investing

Management Company in the Fund or Actively-Managed Fund, as the case may be, made at the

direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser

waives fees, the benefit of the waiver will be passed through to the Investing Management

Company.

7.   Any sales charges and/or service fees charged with respect to shares of a Fund of

Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule

2830.

8.   Once an investment by a Fund of Funds in the securities of a Fund or an Actively-

Managed Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of trustees of the

Fund or Actively-Managed Fund ("Board"), including a majority of directors or trustees who are

not "interested persons" within the meaning of section 2(a)(19) of the Act ("non-interested Board

members"), will determine that any consideration paid by the Fund or the Actively-Managed

Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or

transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund or the Actively-Managed Fund; (ii) is within the range of consideration that the Fund or the Actively-Managed Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund or an Actively-Managed Fund, as the case may be, and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9. The Board of a Fund and of an Actively-Managed Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund or the Actively-Managed Fund, as the case may be, in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund or the Actively-Managed Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund or the Actively-Managed Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund or the Actively-Managed Fund, as the case may be; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund or the Actively-Managed Fund, as the case may be, in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board

will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

10. Each Fund and each Actively-Managed Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund or the Actively-Managed Fund, as the case may be, exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

11. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund or any Actively-Managed Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

12. No Fund or Actively-Managed Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief

from the Commission permitting the Fund or Actively-Managed Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary